Exhibit 99.1

Renren Inc. Announces Appointment of Two New Independent Directors

Beijing, China, December 5, 2016—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced the appointment of Mr. Stephen Tappin and Mr. Tianruo Pu as independent directors and as members of the Audit Committee of the Company, effective on December 5, 2016. Mr. Tappin will also serve as the chairman of the Compensation Committee.

Mr. Tappin is a CEO coach and the host of CEO Guru on BBC World News. He is also the co-founder, chairman and CEO of Xinfu, a global CEO consultancy business. Prior to that, he was a managing partner at Heidrick and Struggles, a worldwide executive search firm. Mr. Tappin also founded Edengene, an innovation services consultancy. His early corporate career included experience as a senior manager at ICI, the global chemical company, and as a management consultant at KPMG. Mr. Tappin was originally qualified as an accountant and has a joint MBA from Cranfield University and the University of Washington.

Mr. Tianruo Pu is currently CFO of Zhaopin Limited (NYSE: ZPIN) and an independent director and the chairman of the audit committee of Wowo Limited (NASDAQ:JMU) and 3SBio Inc. (HKEX:1530). Mr. Pu has more than twenty years of work experience in finance and accounting in both the United States and China. Before joining Zhaopin, Mr. Pu served as CFO of UTStarcom Holdings Corp., and prior to that, as the CFO of China Nuokang Bio-Pharmaceutical Inc. Mr. Pu received his MBA degree from Northwestern University’s Kellogg School of Management in 2000 and his Master of Science degree in accounting from the University of Illinois in 1996.

Furthermore, the Company also announced that Mr. Shinzo Nakano has resigned from the board of directors of the Company for personal reasons. Mr. Nakano’s decision is not the result of any dispute or disagreement with the Company or its board of directors on any matter relating to the Company’s operations, policies or practices.

The Board has reviewed the independence of Mr. Tappin and Mr. Pu, and determined that they satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934.

“We want to thank Mr. Nakano for his valuable contribution to the Company during his service as a director of the Board,” said Joseph Chen, Chairman and Chief Executive Officer. “Meanwhile, we are delighted to have Stephen and Tianruo join us as independent directors. Their rich experience and industry expertise will bring significant value to Renren.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 236 million activated users as of June 30, 2016.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com